Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

April 16, 2021

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Alan Campbell and Christine Westbrook

Re:	Leisure Acquisition Corp.
Registration Statement on Form S-4
Filed March 15, 2021
File No. 333-254279

Dear Mr. Campbell and Ms. Westbrook

On behalf of Leisure Acquisition Corp. (the “Company”), we submit this letter in response to a comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 11, 2021 relating to the above-referenced Form S-4 of the Company.

The Company is concurrently filing Amendment No. 1 to the Form S-4 (the “Amendment”) to address the Staff’s comment via EDGAR. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of the Revised Preliminary Proxy Statement, marked to show changes from the Registration Statement on Form S-4.

In this letter, we have recited the comment from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amendment. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comment corresponds to the pagination of the Amendment.

Registration Statement on Form S-4 Cover Page

1.	Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of LACQ’s public stockholders, the Sponsor and the Strategic Investor, the Other Stockholders and Ensysce’s stockholders. Please also revise to identify the Strategic Investor and the Other Stockholders.

The disclosure on the cover page has been revised to address the Staff’s comment.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

Questions and Answers, page 5

2.	Please disclose under an appropriate heading Ensysce’s ability to issue the Newly Issued Ensysce Convertible Notes and that shares underlying such notes will be exchanged for shares of the combined company. Please make similar revisions in the Merger section.

A Question and Answer captioned “Can Ensysce issue additional Ensysce common stock or securities convertible into Ensysce common stock after January 31, 2021, the date the Merger Agreement was entered into?” has been added on page 7 to address the Staff’s comment and a similar disclosure was added under the caption “Background of the Transaction” in the Merger section on page 83.

3.	Please revise this section, where appropriate, to disclose the number of redemptions that would cause LACQ to fail to meet the net tangible assets test.

The Questions and Answers captioned “What equity stake will current stockholders of Ensysce, LACQ’s Public Stockholders and the Sponsors hold in the post-combination company after the closing?”, “Do I have redemption rights?” and “What happens if a substantial number of public stockholders exercise their redemption rights?” on pages 7, 11 and 12, respectively, have been revised to address the Staff’s comment.

Q: Following the business combination, will LACQs securities continue to trade on a stock exchange? , page 6

4.	Please disclose here and on the cover page when you will file the initial listing application for the combined company and whether Nasdaq’s determination will be known at the time that stockholders are asked to vote on the merger agreement. Please revise to make it clear whether the merger is conditioned upon Nasdaq listing approval.

The Question and Answer under this caption on page 6 have been revised to address the Staff’s comment and the disclosure has also been included on the cover page.

Q: What conditions must be satisfied to complete the business combination? , page 7

5.	Please revise to identify which conditions to the completion of the merger may be waived.

The Question and Answer under this caption on page 7 have been revised to address the Staff’s comment.

Q: How do I exercise my redemption rights?, page 11

6.	Please revise your disclosure here and throughout your document to indicate whether stockholders must vote on the transaction (or must vote against the transaction) in order to exercise their redemption rights.

The Question and Answer under this caption on page 11 and throughout the S-4, where applicable, have been revised to address the Staff’s comment.

Prospectus Summary Ensysce, page 14

7.	We note that Ensysce is a clinical-stage company with limited trial data to date and no approved products. As such, please revise here and throughout to remove your claim that Ensysce has “innovative solutions” for pain relief.

The disclosure on page 14 and throughout the S-4 where applicable have been revised to address the Staff’s comment.

Risk Factors

Risks Related to Ensysce’s Business, Financial Condition and Capital Requirements, page 22

8.	Please add a bullet point highlighting the potential dilutive effects of drawdowns under the Share Purchase Agreement between Ensysce and GEM Global.

The disclosure on page 22 has been revised to add a bullet point highlighting the potential dilutive effects of drawdowns under the Share Purchase Agreement between Ensysce and GEM Global.

Risk Factors

Ensysce’s internal controls over financial reporting currently do not meet all of the standards..., page 62

9.	Please revise your disclosure in this risk factor to specifically identify the material weaknesses that were identified in Ensysce’s controls over financial reporting. Please also provide similar disclosure under an appropriate heading in the section “Ensysce’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The disclosure in this risk factor on page 62 has been revised and a corresponding section entitled “Internal controls over financial reporting” to Ensysce’s Management’s Discussion and Analysis of Financial Condition and Results of Operation on page 179 has been added.

Background of the Transactions, page 80

10.	Please revise your disclosure in this section to briefly explain why the merger agreement between LACQ and GTWY Holdings was terminated.

The disclosure under the caption “Background of the Transactions” on page 80 has been revised to address the Staff’s comment.

11.	Please revise your disclosure in this section to describe how LACQ arrived at the valuation of $210 million for Ensysce. In your revisions, please describe the methodology employed by LACQ’s management and LACQ’s board in reaching the valuation.

The disclosure under the caption “Background of the Transactions” on page 83 has been revised and “Comparable Company Analysis” has been added on page 87 to address the Staff’s comment.

Financial Terms, page 84

12.	We note your disclosure that the LACQ Board considered the financial analysis conducted by LACQ’s management team and reviewed by the Board and that in its view such analysis supported the valuation of Ensysce. Please expand your disclosure to describe the process and methodology employed by LACQ management in preparing the financial analysis and those employed by the LACQ Board in evaluating such analysis, including the underlying assumptions. Address in your response the extent to which management or the Board relied upon financial forecasts prepared by Ensysce management.

The disclosure under this caption on page 84 has been revised to address the Staff’s comment.

Strategic Terms, page 84

13.	We note your statements that Ensysce has obtained Fast Track designation and that you expect this designation to accelerate the FDA approval process and reduce the time to commercial launch. Please revise your disclosure to explicitly state that fast track designation does not guarantee an accelerated review by the FDA.

The disclosure on page 84 in the fourth bullet under “Strategic Terms” has been revised to address the Staff’s comment.

Certain Forecasted Financial Information for Ensysce, page 86

14.	Please revise your discussion to clearly describe and quantify the significant assumptions that support the revenue projections in each year through 2030. Include in your response a discussion of the factors that you considered in determining that these assumptions were reasonable. Refer to the relevant guidance in Item 10(b) of Regulation S-K. In addition, please remove all disclaimers surrounding the financial projections, including the statement that the projected financial information is the responsibility of Ensysce’s management. LACQ, as the registrant, is responsible for all information in the filing and may not disclaim responsibility for its contents.

The disclosure on page 86 has been revised to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Adjustments to the Unaudited Combined Balance Sheet, page 125

15.	We note that adjustment 4 consists of multiple transactions. Please show us the entries for the individual components of adjustment 4 and consider how you might make the disclosure clearer. Tell us how the adjustments reflect the payment of the costs of the business combination of $10,939,596. Also tell us why you reflect payments through the issuance of stock and not cash.

The disclosure in adjustment 4 on page 125 has been revised to address the Staff’s comment.

16.	Please tell us why you do not discuss the impact of the GEM warrants in your pro forma presentation.

The pro formas have been revised to reflect the impact of the GEM warrants and adjustment 7 has been added on page 125 to address the impact.

Business Overview, page 151

17.	Please revise the pipeline chart in this section and on page 155 to include a third column for Phase III.

The pipeline charts on pages 151 and 155 have been revised to include a column for Phase III to address the Staff’s comment.

18.	Please revise your disclosure in this section to define the term ‘prodrug.’

The disclosure under the caption “If Ensysce’s clinical trials fail to replicate positive results from earlier preclinical studies or clinical trials conducted by Ensysce or third parties, Ensysce may be unable to successfully develop, obtain regulatory approval for, or commercialize its product candidates” on page 43, which is the first time the term prodrug is used, has been revised to define the term ‘prodrug.’

Information About Ensysce, page 151

19.	Please revise this section, where appropriate, to describe the material terms of Ensysce’s acquisition of Mucokinetica Ltd. and describe any ongoing obligations, including potential future royalty payments. Please also file the acquisition agreement as an exhibit to the registration statement or tell us why it is not required to be filed.

This disclosure has been revised on page 151 to address the Staff’s comments and the Technology Transfer Agreement with Mucokinetica Ltd and the Consulting Agreements with Roderick Hall and Peter Cole contemplated therein have been filed as Exhibits 10.30, 10.31 and 10.32, respectively, to the Form S-4.

Our Strengths, page 153

20.	We note your statement that the human data collected for Ensysce’s lead product candidate reduces the risk of clinical failure. Please remove this conclusion that Ensysce has reduced the risk of clinical failure as it is premature and speculative.

The disclosure under the caption “clinical proof of concept” on page 153 has been revised to address the Staff’s comment.

PF614-101 Phase 1 Clinical Trial, page 156

21.	Please revise your description of the Phase 1 clinical trial of PF614 to describe who conducted the trial and whether a head-to-head comparison was made to OxyContin OP. If a head-to-head comparison was not made, please tell us whether you expect to be able to reply on such comparison for purposes of marketing approval. Please also disclose the time period for the trial and the number of doses administered to each subject. Please also revise the “Safety” section to define “naltrexone” and explain its role in the clinical trial.

The disclosure on page 156 has been revised to address the Staff’s comment.

Nafamostat, page 157

22.	Please revise to provide the basis for the claim that nafamostat has the potential to be effective for the treatment of COVID-19. To the extent the claim is based on Ensysce’s management’s belief, please so state.

The disclosure under the caption “NAF-101 Phase 1 Clinical Trial” on page 157 has been revised to address the Staff’s comments.

Intellectual Property, page 158

23.	Please consider disclosing the information in this section in tabular format e.g., by patent family. To the extent material, please also disclose the fact that Ensysce has not updated patent office records to reflect Ensysce’s ownership of patent filings related to PF614 and other technologies, as referenced on page 58. If applicable, please discuss whether this might place any limitations on Ensysce’s ability to enforce its patents.

The disclosure under the caption “Patents and Patent Applications” on page 158 has been revised to address the Staff’s comment.

Please also revise to disclose the jurisdictions of Ensysce’s foreign patents.

The disclosure has been revised to add a table on page 158 to address the Staff’s comment.

Ensysce’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Years Ended December 31, 2020 and 2019, page 174

24.	Please revise to include a discussion of federal grant revenue each period in your results of operations. Refer to Item 303(b)(2) of Regulation S-K.

The disclosure on page 174 has been revised to address the Staff’s comment.

Liquidity and capital resources, page 175

25.	Please revise this section, where appropriate, to discuss the material terms of Ensysce’s federal grant agreements, equity financings and convertible promissory notes.

The disclosure on page 175 has been revised to address the Staff’s comment.

Description of LACQ’s Securities, page 180

26.	Please revise this section to include a discussion of the exclusive forum provision referenced on page 70.

The disclosure on page 185 under the heading “Exclusive Forum” has been revised to include a discussion of the exclusive forum provision to address the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 187

27.	Please revise to identify the natural persons with voting and/or dispositive control of the shares held by HG Vora Capital Management, LLC and BV Advisory Partner, LLC.

The disclosure on page 189 has been revised to address the Staff’s comment regarding HG Vora Capital Management, LLC. And BV Advisory Partners, LLC.

Certain Relationships and Related Person Transactions Covistat, page 192

28.	Please revise your disclosure to clarify whether there are any revenue-sharing arrangements with any of the co-investors in Covistat.

The disclosure under the caption “Covistat” on page 192 has been revised to address the Staff’s comment.

Leisure Acquisition Corp. Audited Financial Statements Statements of Operations, page F-4

29.	Please revise to include the fiscal year periods for each column.

The fiscal year periods have been added for each column to address the Staff’s comment.

Note 6. Commitments

Forgiveness of Accounts Payable, page F-14

30.	We note that during the year ended December 31, 2020, two of your service providers forgave certain amounts and as a result $3,298,207 was recorded as other income. Please clarify the basis for your accounting treatment and tell us whether these service providers were shareholders.

Management of LACQ notes that the amounts forgiven were due to two of the Company’s legal service providers, who were not shareholders of the Company. As such, upon the forgiveness of these amounts, the Company recorded other income related to forgiveness of accounts payable in the amount of $3,298,207. Management therefore does not believe that any change to the financial statements is required.

Ensysce Biosciences, Inc. Consolidated Financial Statements Note 3. Summary of Significant Accounting Policies

Fair Value Measurement, page F-29

31.	Please revise to disclose the significant assumptions used to determine the fair value of the contingent put option. Refer to ASC 820-10-50-2(bbb).

Note 3 to the financial statements on page F-29 will be revised to include the following:

“Significant assumptions used to determine the fair value of the embedded put include the estimated probability and timing of exercise of the embedded put option, and the discount rate used to calculate fair value. The discount rate is based on the weighted average effective yield of notes payable previously issued by the Company, adjusted for changes in market yields of healthcare sector CCC-rated debt.”

Ensysce requests that it not be required to revise the financial statements included in the Form S-4 and that the change be included in the first financial statements filed after the closing of the Merger.

* * * *

We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 969-3096 with any questions or comments regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Daniel Forman
Daniel Forman

cc:	Daniel Silvers, Chief Executive Officer
George Peng, Chief Financial Officer, Treasury and Secretary
Jeffrey Horwitz, Proskauer
Steven Fishman, Proskauer